SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

SCN QUADRA 04 - Ed. Centro Empresarial Varig, sala 702-A
Cep: 70.714-000 - Brasília (DF) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
Corporate Taxpayer’s Enrollment of the Ministry of Finance No. (“CNPJ/MF”) 02.558.154/001 -29 NIRE 5330005761 PUBLICLY HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING Held on 10th May, 2007

Date, time and place:

On the tenth Day of the month of May, 2007, at 11 a.m., at the corporate headquarters of Tele Norte Celular Participações S.A. (“Tel Norte” or “Company”), in the City of Brasília, Distrito Federal, at the address SCN, Quadra 04, Bloco B, 100, Centro Empresarial Varig, Torre Oeste, sala 702A.

Call:

The shareholders of Tele Norte have been called by the Second Call Public Notice published in the issues of 02, 03 and 04 May, 2007 of the Official Gazette of the Federal District, and the newspaper “Valor Econômico”, pursuant to item II, first paragraph, Article 24 of Law n° 6,404/76.

Attendance:

Shareholders representing a majority of the voting capital of Tele Norte were in attendance according to the signatures on record in the Shareholders’ Attendance Book.

Presiding Board:

Quorum checking waived, pursuant to the provisions under article 125, jointly with article 135, caption, of Law number 6,404/76, the Extraordinary Shareholders’ Meeting was installed by Mr. Rodrigo Nogueira Mendes, in the capacity of attorney in fact of Mr. Oscar Thompson, CEO, CFO and Director of Investors Relations (Exhibit 01). Next, Mrs.

Carolina Simões Cardoso assumed the chairmanship of the works and invited Mr. Rodrigo Nogueira Mendes to be the secretary.

Agenda:

1. To establish the lump sum compensation of officer for the 2007 financial year;
2. Amend the registered office of the Company to Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, MG; and
3. Amend article 3 of Company’s Bylaws to reflect the resolutions included under item 2 above.

Resolutions:

After the reading of the agenda was waived, it was unanimously resolved by the shareholders present that the minutes of this Meeting was to be drawn up as a summary, pursuant to the terms of Article 130, 1st Paragraph, of Law number 6,404/76, being allowed the right to present expressions of votes and objections, which, after being received by the Presiding Board, shall be filed at the Company’s registered office.

Initially, Mrs. President registered the receipt of the copy of the Minutes of the Previous Meeting of the Subscribers of the Shareholders’ Agreement of Newtel Participações S.A., which was held on April 24, 2007, at 12:00 noon (Exhibit 02), and copy of the Minutes of the Extraordinary Shareholders’ Meeting of Telpart Participações S.A., which was held on April 25, 2007, at 11 am (Exhibit 03), in which it is included the voting instructions to be followed in this conclave, the resolutions of which connect the votes of the shareholder Telpart Participações S.A.

Afterwards, Mrs. President examined and resolved item 1 of the agenda, and it was unanimously approved by the shareholders present the definition of the lump sum compensation of the officers of Tele Norte for the 2007 financial year, in the form of the proposal of the Company’s Management (Exhibit 04), to be shared pursuant to resolution of the respective Board of Directors.

Then, it was discussed item 2 of the agenda, and it was unanimously approved the modification of the corporate headquarters of Tele Norte to Rua Levindo Lopes, 258, Funcionários, Belo Horizonte, MG.

Finally, with regard to item 3, it was unanimously approved by the votes granted that, due to the resolution taken regarding item 2 above, Article of Company’s Bylaws shall be valid with the following redaction:

“Article 3 – Company’s corporate headquarters and venue is in Belo Horizonte, Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, and, upon decision of the Executive Board, subject to what is provided for in article of these Bylaws, it may create and extinguish branches and offices in any location of the country and abroad”.

Closing:

As there was no other subject to discuss, Mrs. President offered the floor to those present and as no one manifested themselves, the session was closed and the minutes was drawn up, which, after being read and agreed to, was subscribed by the shareholders present, by Mrs. President and by Mr. Secretary. It was authorized the publication of this minutes with the omission of the signatures present at the meeting, in accordance with the terms of Article 130, 2nd Paragraph, of Law number 6,404/76.

Brasília, May 10th, 2007.

Carolina Simões Cardoso	Rodrigo Nogueira Mendes
President	Secretary

Shareholders Present at the Meeting:

Telpart Participações S.A.

Capital International Emerging Markets Fund

Emerging Markets Growth Fund Inc

Capital Guardian Emerging Markets Equity Fund For Tax – Exempt Trusts

Capital Guardian Emerging Markets Restricted Equity Fund for Tax-Exempt Trust

Capital Guardian Emerging Markets Equity DC Master Fund

Capital Guardian Emerging Markets Master Fund

This Page is integral part of the Minutes of the Extraordinary Shareholders’ Meeting of Tele Norte Celular Participações S.A., Held on May 10th, 2007 at 11 am.
SP - 104259-00001 - 934653v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.